Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

SEC Registration Statement No.: 333-193868

The following excerpts relating to Old National Bancorp’s (“Old National’s”) pending acquisition of United Bancorp, Inc. (“United”) are from the transcript of a conference call held by executive officers of Old National on June 4, 2014 in connection with the announcement of Old National’s pending acquisition of LSB Financial Corp. The presentation slides referred to in the following transcript excerpts were previously filed on June 4, 2014 by Old National pursuant to Rule 425 under the Securities Act of 1933, and the transcript excerpts should be read in conjunction with those materials.

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Bob Jones, Old National Bancorp President & CEO:

… The loan mark and the total mark is going to be, in total, 9.5%. As you compare that to our previous marks, we averaged in our last three transactions an average mark of about 14.2%, so you can see the mark is about 50% less than where we’ve been in the past…

…I think it’s important to look at the tangible book value earn-back. We approximate that to be about five years. If you look at our last couple of transactions, this is about two years less. Remember, that includes the acquisition costs, but again, a five-year earn-back versus what historically has been closer to seven in the last couple of transactions. We do view this as low-risk. Again, as I’ll talk about, we have dedicated resources already working on integration. We feel very good where we are with Tower, we feel very good where we are with UBMI, and I’ll cover those in a little bit…

…Turning to slide 11, obviously, as we announced the United transaction, there’s a lot of questions regarding Durbin. If you take United and you take the Lafayette Savings Bank transaction, we pro forma estimate that we’ll be about $11.4 billion to $11.5 billion in assets. If you take what we committed to in terms of anticipated accretion in 2015, you can see with Tower, we gave a range of $0.08 to $0.10, with United $0.06, and then with Lafayette Savings Bank, it’s $0.03 of anticipated accretion. That gives you a range of $0.17 to $0.19 of accumulated accretion…

…UBMI, I would just say, we continue to be very enthused. Today and tomorrow, we actually will be notifying associates at UBMI that will be losing their position. To date, we have had no attrition, and our senior team in UBMI is extremely positive, as is the client base, and we are still very encouraged about where we are up in those great markets of Ann Arbor and around.

So again, those two deals and the other two deals, we met or exceeded expectations, and again, we continue to demonstrate a good track record of performance…

Question and Answer Section

Operator: Your first question comes from Chris McGratty, KBW.

Chris McGratty, Keefe, Bruyette & Woods Analyst:

…You like that, okay, question on new markets. You talked about this being the last hole in Indiana. Does that suggest that in Michigan there is more to come? Where are you allocating your capital, assuming you’re going to continue to do this?

Bob Jones, Old National Bancorp President & CEO:

That’s a great question, Chris. I think Michigan continues to present real opportunity for us. Today, we have over 14% of our assets in Michigan, despite the fact that we just entered that market a little over a year ago, so I think it’s reflective of the economies in Michigan, as well as the opportunity. So Michigan continues to present opportunity…

Operator: Your next question comes from Jon Arfstrom, RBC Capital Markets.

Jon Arfstrom, RBC Capital Markets:

One follow-up, just on capacity. Do you feel like if something attractive does come along, you do have the capacity to go after another transaction?

Bob Jones, Old National Bancorp President & CEO:

We clearly have the manpower. Again, we have got dedicated resources. Tower is converted. UBMI we expect to convert in July, so we have got the capacity. We have clearly got to work with our regulators to make sure they are comfortable, but we have got all of the components, so we just – it’s got to be the right transaction as well…

Jon Arfstrom, RBC Capital Markets:

…Ok, and I guess that goes to my last question here. Just the commercial opportunity, they look a little commercial light compared to your overall mix. I’m assuming that is an opportunity for you?

Bob Jones, Old National Bancorp President & CEO:

It is a great opportunity, Jon. There’s a couple of opportunities. I think it’s the C & I side, building upon their reputation, Randy’s reputation, and Bob Smith’s. I’ve talked to them about let’s go out and maybe add to staff, because we think we’ve got a great platform now in the C & I and small business.

One of the great many things that UBMI brought us was that great small business platform, which we think this is a market ripe for that. There’s not a lot built into our projections, but we do think there is pretty good upside. And the fact you take legal lending limit at Lafayette at $6 million, and our in-house limit of $20 million to $25 million, there’s a lot of opportunity to really serve this market well.

Operator: Your next question comes from Stephen Geyen, D.A. Davidson.

Stephen Geyen, D. A. Davidson & Co. Analyst:

...You had mentioned the five-year earn-back period on this deal for tangible book value, and some of the previous transactions were closer to seven-year average. I was curious if the Durbin Amendment — the impact of Durbin had a strong consideration in deal values, previous deal values, and how you look at deal values going forward?

Bob Jones, Old National Bancorp President & CEO:

Obviously when you have competition, deal values are different than if you have a negotiated transaction. We are clearly very aware of Durbin, but we’re also — really, our Board holds us accountable more to the long-term strategic value of partners.

I don’t want to go out and do a deal, just to earn money to pay for Durbin. We first look at the strategic value, does it make sense from our overall stated, and that’s why I opened with the words I did on consistency. It is there. We are aware of it. We think — we hope to get past the point where we don’t have to talk about it much anymore…

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Additional Information for Shareholders of United Bancorp, Inc.

Communications in this transcript do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“Old National”) has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration Statement No. 333-193868) that includes a Proxy Statement of United Bancorp, Inc. (“United”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on May 15, 2014. A definitive Proxy Statement/Prospectus was first mailed to United shareholders on or about May 23, 2014. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the heading “About Us” and then under the tab “Investor Relations” and then under the tab “SEC Filings.”

Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of United is set forth in United’s Annual Report for the year ended December 31, 2013 on Form 10-K, as filed with the SEC on February 28, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s and United’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of

Old National’s proposed mergers with United and LSB Financial Corp. (“LSB”). Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed mergers might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed mergers might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan (including its pending acquisitions of LSB and United); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in Old National’s Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of the transcript, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of the transcript.